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Exhibit 12.1

TRIQUINT SEMICONDUCTOR, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands)

	Years ended December 31,
	2003	2002	2001
Loss	$(74,522)	$(124,319)	$(40,543)
Add: Fixed charges, net capitalized interest	12,805	13,335	17,992

Earnings (loss) before fixed charges	$(61,717)	$(110,984)	$(22,551)

Fixed charges:
Interest expense including amortization of debt issuance costs	$12,805	$13,335	$17,992
Capitalized interest	—	—	448

Total fixed charges	$12,805	$13,335	$18,440

Ratio of earnings to fixed charges(1)	—	—	—

(1)
For the years ended 2003, 2002 and 2001, the Company had a deficiency of earnings compared to its fixed charges of $74,522, $124,319 and $40,991, respectively.

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  Exhibit 12.1
TRIQUINT SEMICONDUCTOR, INC. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (in thousands)